Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
The Administrative Committee
Weyerhaeuser Company:
We consent to the incorporation by reference in the registration statements ( No. 333-119184 and No. 333-140996) on Form S-8 of Weyerhaeuser Company of our report dated June 21, 2010, with respect to the statements of net assets available for benefits of the Weyerhaeuser Company Hourly 401(k) Plan — Number Two as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009, which report appears in the December 31, 2009 annual report on Form 11-K of the Weyerhaeuser Company Hourly 401(k) Plan — Number Two.
/s/ KPMG LLP
Seattle, Washington
June 21, 2010